Exhibit 99.1
Flamel Technologies Announces Fourth Quarter and
Year-End 2008 Results
Fourth quarter highlights include further diversification through new Medusa and Micropump partnered agreements; significantly improved financial performance
Lyon, France — March 4, 2009 — Flamel Technologies (NASDAQ: FLML) today announced its financial results for the fourth quarter and year ended December 31, 2008. Significant achievements were reached during the fourth quarter:
•	signed two new feasibility studies using the Medusa and Micropump platforms;

•	continued strong progress on the existing programs in development; and

•	further strengthened the Company’s financial position.
Stephen H. Willard, Flamel’s chief executive officer, stated, “Flamel continued its success by signing two new feasibility study projects in the fourth quarter. One of these was with an existing partner to work on therapeutic vaccines using Medusa, while the other was with a new partner utilizing the Micropump platform for a combination product. The recent decision by Merck Serono to exercise a license for the Medusa platform marks another step forward in validating our business strategy and laying a foundation to build long-term value for our shareholders. Many of our other diversified feasibility projects have demonstrated compelling results that we believe may serve as catalysts for further licenses being signed for our technology platforms.”
Mr. Willard continued, “During 2008, we maintained our focus on preserving a solid financial foundation for future growth. We are pleased to have finished the year with $37.1 million in cash and marketable securities compared to $41.1 million at the end of 2007. We believe that our financial strength is especially important as we negotiate with partners in the challenging current economic climate.”
Flamel’s Fourth Quarter Results
Flamel reported total revenues for the fourth quarter 2008 of $9.5 million versus total revenues of $10.6 million in the year-ago period. License and research revenue totaled $3.4 million during the fourth quarter of 2008; 2007 fourth quarter license and research revenue also totaled $3.4 million, and included receipt of a $2 million milestone payment from GSK. Product sales and services during the period were $2.6 million versus $4.7 million during the year-ago period. Other revenues, consisting primarily of royalty income from GSK on the sales of Coreg CR, increased to $3.4 million during the period from $2.4 million in the fourth quarter 2007.
Total costs and expenses during the quarter were $14.4 million and included FAS 123R options-related expense of $2.0 million; total costs and expenses in the fourth quarter of 2007 were $18.6 million. Costs of goods and services sold were $2.4 million in the fourth quarter of 2008 versus $4.9 million in the year-ago period. Research and development costs in the fourth quarter totaled $9.8 million versus $9.9 million in the year-ago period. Selling, general, and administrative costs declined from $3.8 million in the year-ago period to $2.3 million in the fourth quarter of 2008.

Net loss for the fourth quarter of 2008 was ($2.7 million) versus a net loss of ($5.9 million) in the year-ago period. Net loss per share (basic) was ($0.11) versus ($0.25) in the fourth quarter of 2007.
Flamel’s 2008 Annual Results
For the calendar year 2008, Flamel reported total revenue of $38.6 million, compared to $36.7 million in 2007. License and research revenue was $13.2 million in 2008, compared to $10.3 million in 2007. Product sales and services for the year 2008 were $13.5 million, compared to $19.8 million in the year-ago period. Other revenues, consisting primarily of royalty income from sales of Coreg CR by GSK, increased to $11.8 million in 2008 from $6.6 million in 2007.
Total costs and expenses in 2008 were $58.8 million and included FAS 123R non-cash compensation expense of $8.3 million. Total costs and expenses in 2007 totaled $77.5 million. Costs of goods and services sold were $9.6 million in 2008 versus $17.3 million in 2007. SG&A in 2008 declined to $12.9 million versus $16.6 million in 2007. Research & development expenses were $36.2 million versus $43.6 million in 2007.
The Company reported a net loss for the year 2008 of ($12.1 million) or ($0.50) per share versus a net loss in 2007 of ($37.7 million), or ($1.57) per share. Flamel signed six new agreements with partners in 2008 and finished 2008 with $37.1 million in cash and marketable securities.
About Flamel Technologies
Flamel Technologies is a drug delivery company with two intellectual property platforms: Micropump, for the controlled release of drugs best absorbed in the small intestine; and Medusa, for the controlled release of proteins, peptides, and other molecules injected subcutaneously. Both of these platforms offer potential advantages with respect to efficacy and the reduction of side-effects, in addition to the obvious benefits associated with more convenient dosing regimens. For detailed company information, including copies of this and other press releases, see Flamel’s web site: www.flamel.com.
A conference call to discuss these results is scheduled for 8:30 AM Eastern Standard Time March 5, 2009. The dial-in number is (1) 800-374-1498 (Conference ID number: 87424852). International callers are invited to dial-in (1) 706-634-7261. The live webcast and archived replay can be accessed on the Company’s website at www.flamel.com.
Contact:
Charles Marlio, Director of Strategic Planning and Investor Relations
Tel:      (011) (33) 4-7278-3434
Fax:      (011) (33) 4-7278-3435
Marlio@flamel.com
This document contains a number of matters, particularly as related to the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The document reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel’s reliance on outside parties and key strategic alliances. We undertake no obligation to update these forward-looking statements as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements. For further information on the Company, please review Flamel’s Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2007.

Condensed Consolidated Statements of Operations
(amounts in thousands, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2007	2008	2007	2008
Revenue:
License and research revenue	$3,416	$3,406	$10,307	$13,247
Product sales and services	4,726	2,631	19,768	13,549
Other revenues	2,419	3,429	6,579	11,823

Total revenue	10,561	9,466	36,654	38,619

Costs and expenses:
Cost of goods and services sold	(4,890)	(2,358)	(17,320)	(9,621)
Research and development	(9,891)	(9,771)	(43,557)	(36,247)
Selling, general and administrative	(3,839)	(2,252)	(16,626)	(12,911)

Total	(18,620)	(14,381)	(77,503)	(58,779)

Profit (loss) from operations	(8,059)	(4,915)	(40,849)	(20,160)

Interest income net	370	287	1,675	1,414
Foreign exchange gain (loss)	(143)	(73)	(454)	3
Other income (loss)	143	22	197	181

Income (loss) before income taxes	(7,689)	(4,679)	(39,431)	(18,562)
Income tax benefit (expense)	1,752	1,953	1,694	6,478

Net income (loss)	($5,937)	($2,726)	($37,737)	($12,084)

Earnings (loss) per share

Basic earnings (loss) per ordinary share	($0.25)	($0.11)	($1.57)	($0.50)
Diluted earnings (loss) per share	($0.25)	($0.11)	($1.57)	($0.50)

Weighted average number of shares outstanding (in thousands):

Basic	24,044	24,127	24,024	24,082
Diluted	24,044	24,127	24,024	24,082